General New York Municipal Bond Fund

January 31, 2005 (Unaudited)

Long-Term Municipal Investments--98.7%

New York--94.0%	Principal Amount ($)		Value ($)
Huntington Housing Authority, Senior Housing Facility Revenue			
(Gurwin Jewish Senior Residences) 6%, 5/1/2029	1,370,000		1,335,202
Islip Resource Recovery Agency, RRR			
5%, 7/1/2013 (Insured; FSA)	2,000,000		2,160,220
Jefferson County Industrial Development Agency, SWDR			
(International Paper Company) 5.20%, 12/1/2020	2,000,000		2,038,880
Long Island Power Authority, Electric System Revenue			
5.25%, 12/1/2014	3,000,000		3,353,460
Metropolitan Transportation Authority:			
Dedicated Tax Fund:			
5%, 11/15/2007	2,525,000		2,692,534
5.25%, 11/15/2025 (Insured; FSA)	2,000,000		2,201,040
Revenue:			
5.50%, 11/15/2018 (Insured; AMBAC)	4,000,000		4,538,120
Transit Facilities:			
5.125%, 7/1/2014			
(Insured; FSA) (Prerefunded 1/1/2012)	1,220,000	a	1,362,642
5.125%, 7/1/2014			
(Insured; FSA) (Prerefunded 7/1/2012)	2,780,000	a	3,118,076
6%, 7/1/2016			
(Insured; FSA) (Prerefunded 7/1/2008)	5,000,000	a	5,556,550
Nassau County Industrial Development Agency, IDR			
(Keyspan-Glenwood Energy Project) 5.25%, 6/1/2027	4,000,000		4,143,000
New York City:			
5.875%, 8/15/2013 (Prerefunded 8/15/2006)	1,640,000	a	1,752,012
5.875%, 8/15/2013	1,660,000		1,763,700
5.25%, 8/1/2016 (Insured; MBIA)	4,505,000		4,858,552
6%, 8/1/2016	935,000		993,176
6%, 8/1/2016 (Prerefunded 8/1/2006)	3,065,000	a	3,274,523
5.25%, 10/15/2019	2,000,000		2,175,240
5%, 8/1/2021	3,000,000		3,187,620
5.50%, 8/1/2021	2,500,000		2,768,925
5.50%, 6/1/2023	1,600,000		1,763,200
5.25%, 8/15/2024	4,000,000		4,312,560
New York City Industrial Development Agency,			
Civic Facility Revenue:			
(College of Aeronautics Project) 5.50%, 5/1/2028	1,600,000		1,614,720
(Spence School Inc. Project) 5.20%, 7/1/2034	750,000		790,162
New York City Municipal Water Finance Authority,			
Water and Sewer System Revenue:			
5.375%, 6/15/2015	6,000,000		6,704,520
5.75%, 6/15/2031 (Insured; FGIC)	2,000,000		2,223,880

5.25%, 6/15/2034	2,490,000	2,638,777

New York City Transitional Finance Authority,
Future Tax Secured Revenue:

Zero Coupon, 11/1/2011	4,000,000	3,138,360
5.25%, 5/1/2012 (Prerefunded 5/1/2008)	7,000,000 a	7,648,970
6%, 11/15/2013	760,000	873,012
6%, 11/15/2013 (Prerefunded 5/15/2010)	2,240,000 a	2,594,458
5.50%, 11/1/2026	2,200,000	2,469,852
5.25%, 2/1/2029	4,000,000	4,391,160

New York State Dormitory Authority, Revenue:

(Catholic Health Services of Long Island-		
Saint Francis Hospital) 5%, 7/1/2021	3,000,000	3,087,300
(Columbia University):		
5.125%, 7/1/2021	3,630,000	3,971,946
5%, 7/1/2024	2,000,000	2,141,900
Consolidated City University Systems:		
5.35%, 7/1/2009 (Insured; FGIC)	3,000,000	3,279,900
5.75%, 7/1/2013 (Insured; AMBAC)	1,100,000	1,266,760
5.625%, 7/1/2016	2,500,000	2,905,475
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000	2,261,820
5.75%, 7/1/2018	2,500,000	2,929,975
5.75%, 7/1/2018 (Insured; FSA)	1,290,000	1,525,683
Court Facilities, Lease 5.25%, 5/15/2012	3,220,000	3,569,756
Department of Health:		
5%, 7/1/2015	3,885,000	4,262,311
5.75%, 7/1/2017 (Insured; MBIA)		
(Prerefunded 7/1/2006)	2,075,000 a	2,214,502
5.75%, 7/1/2017 (Insured; MBIA)		
(Prerefunded 7/1/2006)	2,665,000 a	2,842,995
6.625%, 7/1/2024 (Prerefunded 7/1/2005)	2,700,000 a	2,804,517
(Manhattan College) 5.50%, 7/1/2016	2,000,000	2,213,060
Mental Health Facilities Improvement 5%, 2/15/2028	1,000,000	1,041,680
(Miriam Osborne Memorial Home)		
6.875%, 7/1/2019 (Insured; ACA)	1,475,000	1,680,541
Mortgage, Hospital:		
(Albany Medical Center Hospital)		
5%, 8/15/2025 (Insured; FSA)	1,500,000	1,590,465
(Lutheran Medical Center)		
5%, 8/1/2016 (Insured; MBIA)	1,000,000	1,086,790
(New York Methodist Hospital) 5.25%, 7/1/2033	2,500,000	2,628,825
(New York University)		
5.50%, 7/1/2040 (Insured; AMBAC)	3,500,000	4,194,715
(Rochester University) 5%, 7/1/2034	4,000,000	4,144,240
Secured Hospital:		
(New York Downtown Hospital)		
5.30%, 2/15/2020 (Insured; MBIA)	2,500,000	2,698,375
(North General Hospital) 5.75%, 2/15/2016	4,035,000	4,559,187
State Personal Income Tax, Education		
5.375%, 3/15/2022	1,000,000	1,107,300
State University Educational Facilities:		
5.875%, 5/15/2017	2,060,000	2,436,589
6%, 5/15/2025 (Prerefunded 5/15/2005)	3,825,000 a	3,945,143
Lease 5.50%, 7/1/2026 (Insured; FGIC)		
(Prerefunded 7/1/2011)	1,475,000 a	1,679,051
(Winthrop-South Nassau University Hospital		
Obligated Group) 5.50%, 7/1/2023	1,825,000	1,942,420

New York State Energy Research and Development Authority,
Gas Facilities Revenue (Brooklyn Union Gas Co. Project)

6.368%, 4/1/2020	5,000,000	5,589,700

New York State Housing Finance Agency, Revenue:

(LooseStrife Fields Apartments and Fairway Manor)		
6.75%, 11/15/2036 (Insured; FHA)	3,170,000	3,275,054

Service Contract Obligation:

6%, 9/15/2016 (Prerefunded 9/15/2008)	1,770,000	a	1,961,178
6%, 9/15/2016 (Prerefunded 9/15/2006)	6,535,000	a	7,035,385
5.50%, 9/15/2018	2,000,000		2,153,120

New York State Medical Care Facilities Finance Agency,
   Hospital & Nursing Home Insured Mortgage Revenue:

6.125%, 2/15/2015 (Insured; FHA)	4,005,000		4,091,508
6.125%, 2/15/2015 (Insured; MBIA)	3,065,000		3,131,143

New York State Power Authority:

8.042%, 11/15/2015 (Insured; MBIA)	3,000,000	b,c	3,591,480
5%, 11/15/2020	2,500,000		2,717,350

New York State Thruway Authority:
   Highway and Bridge Trust Fund

5.50%, 4/1/2016 (Insured; FGIC)	1,225,000		1,378,003

   Service Contract Revenue, Local Highway and Bridge:

6%, 4/1/2012	1,230,000		1,341,450
6%, 4/1/2012 (Prerefunded 4/1/2007)	1,965,000	a	2,152,265
6.25%, 4/1/2014 (Prerefunded 4/1/2005)	2,000,000	a	2,054,140
5.75%, 4/1/2019 (Prerefunded 4/1/2009)	2,000,000	a	2,254,560
5.25%, 4/1/2020 (Prerefunded 4/1/2011)	3,295,000	a	3,694,651

New York State Urban Development Corp.,
   Correctional Facilities Revenue:

5.50%, 1/1/2014	3,000,000		3,342,210
5.50%, 1/1/2014 (Insured; FSA)	3,000,000		3,462,300

   Correctional and Youth Facilities, Service
      Contract Revenue:

5.25%, 1/1/2010	2,000,000		2,198,000
5%, 1/1/2019	2,000,000		2,140,240

   State Personal Income Tax, Facilities and

Equipment 5.50%, 3/15/2020 (Insured; FGIC)	3,000,000		3,452,220

Newburgh Industrial Development Agency, IDR (Bourne and
   Kenney Redevelopment Co.):

5.65%, 8/1/2020 (Guaranteed; SONYMA)	25,000		26,556
5.75%, 2/1/2032 (Guaranteed; SONYMA)	1,535,000		1,666,534

Niagara County Industrial Development Agency, SWDR:

5.625%, 11/15/2014	2,000,000		2,155,340
5.55%, 11/15/2024	1,500,000		1,614,555

North Country Development Authority, Solid Waste
   Management System Revenue

6%, 5/15/2015 (Insured; FSA)	2,260,000		2,639,477

Onondaga County Industrial Development Agency, Sewer Facilities Revenue (Bristol Meyers Squibb Co. Project) 5.75%, 3/1/2024	4,000,000	4,588,280
Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project) 5.625%, 1/1/2018	1,000,000	902,540
Port Authority of New York and New Jersey: 5.80%, 11/1/2010 (Insured; FGIC)	6,910,000	7,034,173
Special Obligation Revenue (Special Project-JFK International Air Terminal) 6.25%, 12/1/2013 (Insured; MBIA)	5,000,000	5,810,500
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.) 7.55%, 6/1/2007	4,000,000	4,402,960
Sales Tax Asset Receivable Corporation 5%, 10/15/2029 (Insured; AMBAC)	4,000,000	4,224,880
Tobacco Settlement Financing Corp., Revenue: 5.50%, 6/1/2018	1,000,000	1,112,930
5.50% 6/1/2021	3,000,000	3,319,410
Triborough Bridge and Tunnel Authority, Revenue: 5%, 11/15/2032 (Insured; MBIA)	3,000,000	3,124,440
General Purpose: 6.125%, 1/1/2021	5,000,000	6,264,200
5.50%, 1/1/2030 (Prerefunded 1/1/2022)	2,000,000 a	2,361,520
Ulster County Industrial Development Agency, Civic Facility (Benedictine Hospital Project) 6.45%, 6/1/2024	1,950,000	1,806,012
Yonkers Industrial Development Agency, Civic Facility Revenue (Saint Joseph Hospital of Yonkers) 5.90%, 3/1/2008	3,200,000	2,996,160

U.S. Related--4.7%

Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue 6%, 7/1/2026 (Prerefunded 7/1/2010)	2,695,000 a	3,084,050
Commonwealth of Puerto Rico, Public Improvement: 5.50%, 7/1/2015 (Insured; FSA)	25,000	29,321
8.618%, 7/1/2015	3,800,000 b,c	5,113,432
Puerto Rico Electric Power Authority, Power Revenue 5.625%, 7/1/2019 (Insured; FSA)	3,000,000	3,410,820
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.75%, 7/1/2019 (Insured; MBIA)	2,420,000	2,766,399

Total Investment (cost $282,903,021)	**98.7%**	**301,920,770**
Cash and Receivables (Net)	**1.3%**	**4,007,528**
Net Assets	**100.0%**	**305,928,298**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities
   which are held in escrow and are used to pay principal and interest on the municipal
   issue and to retire the bonds in full at the earliest refunding date.
b Inverse floater security-the interest rate is subject to change periodically.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933.
  This security may be resold in transactions exempt from registration,
  normally to qualified institutional buyers. This security has been deemed to
  be liquid by the Investment Adviser. At January 31, 2005 this security
  amounted to $8,704,912 , 2.9% of net assets.
d Securities valuation policies and other investment related disclosures are hereby
  incorporated by reference the annual and semi annual reports previously filed
  with the Securities and Exchange Commission on Form N-CSR.